Exhibit 1.01

Conflict Minerals Report

1. Introduction

Cubic Corporation (“Cubic”) is a leading international provider of cost-effective systems and solutions that address the mass transit and global defense markets’ most pressing challenges.  We believe that we have significant transportation and defense industry expertise which, combined with our innovative technology capabilities, contributes to our leading customer positions and allows us to deepen and further expand each of our business segments in key markets.  Cubic reached nearly $1.4 billion in sales in fiscal year ending September 30, 2014. Cubic manufactures a wide array of products which may contain tin, tantalum, tungsten, or gold (collectively known as “3TG”).

As these materials are necessary to the functionality of many products of Cubic and its subsidiary companies, Cubic is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Democratic Republic of the Congo (“DRC”) and surrounding areas (collectively with the DRC, the “Covered Countries”).  Cubic’s statement on supply chain responsibility can be found here: http://www.cubic.com/About-Us/Corporate-Responsibility.

Cubic maintains a cross-divisional Conflict Minerals Team consisting of procurement and legal personnel, centralized through its corporate headquarters in San Diego, California.  The purpose of the Conflict Minerals Team is to conduct due diligence on Cubic’s supply chain, engage with suppliers, and develop Cubic’s policies and procedures on supply chain transparency.

2. Conflict Minerals Disclosure

Cubic has concluded in good faith that during 2014, Cubic or its subsidiary companies have manufactured or contracted to manufacture products for which 3TG is necessary to the functionality or production.

Based on a “reasonable country of origin inquiry” (“RCOI”) and subsequent due diligence, Cubic does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries.  Cubic’s RCOI employed a combination of measures to determine whether the necessary 3TG in Cubic’s products originated from the Covered Countries.  Cubic’s RCOI methods are discussed in Section 3 of this disclosure.  As a result of these findings, Cubic has exercised and continues to exercise due diligence on the source and chain of custody of those minerals in a manner that conforms to a nationally or internationally recognized due diligence framework and Cubic hereby submits a Conflict Minerals Report as the attached Exhibit 1.01, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

As a result of the RCOI described herein, 704 of the 1,209 suppliers who were included in Cubic’s RCOI process (approximately 58%) provided a response to the supply chain survey.  Of those 704 responding suppliers, many provided incomplete responses and/or indicated that their investigative efforts were still ongoing.  163 of the respondents did not answer the crucial question as to whether the 3TG’s originated from the Covered Countries with respect to at least one of the conflict minerals.  Of those who did answer that question: (i) 71 suppliers reported that the origin of necessary tantalum was unknown; (ii) 87 suppliers reported that the origin of necessary tin was unknown; (iii) 90 suppliers reported that the origin of necessary gold was unknown; and (iv) 72 suppliers reported that the origin of necessary tungsten was unknown.

22 suppliers reported that at least one of the 3TG’s originated from the Covered Countries.  However, of those 22, 19 indicated that they source only from CFSI certified compliant conflict free smelters or refiners.  The other 3 indicated that their information was not complete and/or their investigation was ongoing, in such a way that Cubic is unable to concretely determine through its due diligence process whether those three suppliers’ sourcing practices directly or indirectly funded armed groups in the Covered Countries.  That uncertainty, in combination with the large number of suppliers who provided incomplete or uncertain responses, or who indicated that their sourcing investigation was ongoing but incomplete, renders Cubic unable to determine with certainty whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries

A description of the measures Cubic took to exercise due diligence on the source and chain of custody on its conflict minerals is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Cubic has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, and made these documents available on its website at http://www.cubic.com/About-Us/Corporate-Responsibility.

3. Cubic’s Reasonable Country of Origin Inquiry

To begin the Reasonable Country of Origin Inquiry, each Cubic subsidiary which manufactures or contracts to manufacture products containing 3TG undertook a risk assessment during 2012-2013, which assessment continued through 2014, of all products and components which are necessary to the functionality of Cubic-manufactured products to evaluate which products and components were likely to contain 3TG.  These subsidiaries are Cubic Defense Applications, Inc.; Cubic Simulations Systems, Inc.; Cubic Global Tracking Solutions, Inc.; Cubic Defence New Zealand Limited; and Cubic Transportation Systems, Inc.

The product lists were submitted for compilation by the corporate procurement representatives to the Conflict Minerals Team in San Diego, California.  The team then traced each product or component to the supplier(s) which had sold the product or component to Cubic.  Cubic identified 1,201 unique suppliers.

Cubic sent an initial letter to this group of suppliers in December of 2014 to request their cooperation in reporting their conflict minerals sourcing on the industry standard Conflict Minerals Reporting Template (CMRT) provided by the EICC (Electronic Industry Citizenship Coalition).  Cubic sent follow-up requests to suppliers who were nonresponsive in January, 2015 and again in March, 2015.  As a result of these contacts, Cubic received a total of 704 responses.  Of those responses, 170 suppliers responded that they were exempted from Section 1502 of the Dodd-Frank Act (e.g., because of their status as distributors, as opposed to manufacturers).  404 suppliers (57%) provided the information on the current version of the CMRT form as requested or on a prior version of that form, and 39 (5.5%) reported their information in some other format such as a letter or email declaration.  A very small number of suppliers (3) refused to comply with the request.  Cubic received no response at all from nearly 500 suppliers, despite multiple follow-up efforts.  All responses were stored centrally on a dedicated file accessible to and/or shared with all Conflict Minerals Team members.

The table below illustrates the breakdown of Cubic’s 404 responses:

Contains 3TG from DRC(1)	Does not contain 3TG from DRC	3TG Source Unknown	Source of 3TG not answered
Tantalum
12	76	71	245
Tin
21	133	87	163
Gold
6	126	90	182
Tungsten
8	78	72	246

EXHIBIT 1.01
CONFLICT MINERALS REPORT

I. Cubic’s Exercise of Due Diligence Under the OECD Guidance.

Cubic’s due diligence process is modeled after the 2nd Edition of The Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains, Supplements on Tin, Tantalum, Tungsten, and Gold (“OECD Guidance”).  The OECD framework highlights the important of risk assessment and mitigation, supplier and smelter engagement, and the identification of red flags in the supply chain.

Due to the high non-response or incomplete response rate of several Cubic suppliers coupled with Cubic’s downstream position in the supply chain, Cubic has relied heavily on industry initiatives, such as the EICC’s CMRT and the Conflict Free Sourcing Initiative’s (“CFSI”) Conflict-Free Smelter Program, in order to ascertain the origin of the minerals in the components Cubic purchases.  Cubic plans to increase its participation in these industry efforts in order to facilitate greater transparency and more open communication from mine to manufacturer.

(1)  As indicated in part 2 above, of the 22 suppliers who reported that at least one of the conflict metals originated from the covered countries, all but 3 of them indicated that they source only from CFSI certified compliant conflict free smelters or refiners.  The other 3 indicated that their information was not complete and/or their investigation was ongoing, in such a way that Cubic is unable to concretely determine through its due diligence process whether those three suppliers’ sourcing practices directly or indirectly funded armed groups in the Covered Countries.

A.                                    Strong Company Management Systems.

Cubic has adopted a supply chain policy entitled Corporate Social Responsibility in Supply Chain Management which is based on the OECD Model Supply Chain Policy.  This policy sets forth Cubic’s commitment to avoid doing business with any company sourcing from the DRC or otherwise contributing to armed conflict or human rights abuses anywhere in the world.  It also sets forth a summary of Cubic’s diligence process as detailed below:

I.                            PURPOSE

Cubic Corporation recognizes the significant adverse impacts which may be associated with procuring minerals or goods containing minerals extracted from conflict-affected and high-risk areas.  As a responsible corporate citizen, we must respect human rights and not contribute to global conflict in the way we do business.  Cubic has developed this policy on Corporate Responsibility in Supply Chain Management to set forth its commitment to refrain from any action which contributes to the financing of conflict or which supports or encourages unlawful labor practices, and to comply with relevant United Nations sanctions resolutions (or, where applicable, domestic laws implementing such resolutions).

II.                       SCOPE

This Policy is applicable to all Cubic companies.

III.                  POLICY

A.                       Serious Abuses in the Trade of Minerals and Risk Management

Cubic will neither tolerate, nor by any means profit from, contribute to, assist with, or facilitate the commission by any party of:

1.              any forms of torture, cruel, inhuman, and degrading treatment;

2.              any forms of forced or compulsory labor, which means work or service which is exacted from any person under the menace of penalty and for which said person has not offered himself or herself voluntarily;

3.              any forms of child labor;

4.              other gross human rights violations and abuses such as widespread sexual violence;

5.              war crimes or other serious violations of international humanitarian law, crimes against humanity, or genocide.

We will immediately suspend or discontinue engagement with any supplier where we identify a reasonable risk that it is sourcing from, or linked to, any party committing serious abuses as defined in this paragraph.

B.                       Direct or Indirect Support to Non-State Armed Groups and Risk Management

Cubic will not tolerate any direct or indirect support to non-state armed groups through the extraction, transport, trade, handling, or export of minerals.  “Direct or indirect support” includes, but is not limited to, procuring minerals from, making payments to or otherwise providing logistical assistance or equipment to, non-state armed groups or their affiliates who:

1.              Illegally control mine sites or otherwise control transportation routes, points where minerals are traded, and upstream actors in the supply chain; or

2.              Illegally tax or extort money or minerals at points of access to mine sites, along transportation routes or at points where minerals are traded; or

3.              Illegally tax or extort intermediaries, export companies, or international traders.

We will immediately suspend or discontinue engagement of any supplier where we identify a reasonable risk that they are sourcing from, or linked to, any party providing direct or indirect support to non-state armed groups as defined in this paragraph.

C.                       Supply Chain Diligence

Cubic’s manufacturing operations often require the use of components containing tantalum, tin, tungsten, and gold (“3TG”).  Where these minerals are derived from the Democratic Republic of the Congo or surrounding countries, they are known as “conflict minerals.”  Cubic strives to procure components that are not manufactured using conflict minerals.

To achieve this goal, Cubic has implemented procedures to conduct diligence on and analyze its supply chain.  This diligence includes periodic supplier visits and annual country of origin inquiries.  These inquiries consist of contacting Cubic’s suppliers of components containing 3TG and inquiring as to the country of origin of their component parts.  Cubic maintains this information in a database so it can easily ascertain whether a certain supplier provides conflict-free components to Cubic.

Cubic also requires suppliers, through its terms and conditions, to supply conflict-free materials to Cubic, and to provide records evidencing the conflict-free status of the materials upon our request.

As Cubic continues to improve its supply chain processes, Cubic plans to amend and improve its policy to reflect current best practices in fuller detail in accordance with OECD guidance.  Cubic has also amended its terms and conditions to require our suppliers to source only from conflict-free areas, and to provide us confirming information upon request.

Cubic has assigned senior level representatives from procurement and legal to jointly run its Conflict Minerals Team.  Part of the Team’s legal function is to periodically report to the Board to outline current status of RCOI, diligence, and overall compliance efforts.  Nevertheless, Cubic strives to improve its communication processes and ensure availability of resources to support the Conflict Minerals Team and its overall supply chain compliance efforts.  Cubic has also added supplier and “red flag” information to its current databases in order to keep accurate product, supplier and country of origin records.  Cubic began to engage suppliers in advance of the finalization of Rule 13p-1, and will continue to solidify supplier engagement and communication processes, as well as implement a company-level grievance mechanism.

B.                                    Identifying and Assessing Risks in the Supply Chain.

Cubic encountered considerable difficulty in identifying upstream suppliers in its supply chain.  This is because Cubic purchases many components necessary to its products from large distribution companies which are not subject to Rule 13p-1.  Those distribution companies often purchase their stock of components from other distributors, and chain of custody and origin information is not being passed through the distribution network.

Cubic identified 1,201 direct suppliers falling within the scope of its RCOI.  As mentioned previously, Cubic received 704 responses to its requests for information, many of which identified smelters and refiners in our supply chain.  We have relied on these responses to inform us about the origin of the minerals in the components we buy, and we have been encouraged by the number of Conflict Free Smelters which appeared in the CRMT forms we received, as set forth in section III below.  We plan to strengthen our risk assessment mechanisms as we continue to move toward a more sophisticated compliance program.

C.                                    Responding to Identified Risks.

Cubic plans to work with its direct suppliers and distributors to reach further upstream and engage those upstream companies in a more effective way — namely, to avoid the use of non-Conflict Free Smelters and move towards sourcing from Conflict Free Smelters only.  Cubic sometimes requires obsolete parts which limit our choice of suppliers; however, these parts are not currently being manufactured and any 3TG in them would therefore be considered outside of the supply chain.

D.                                    Third Party Audits.

Cubic does not have any direct relationships with smelters or refiners, but relies on and supports industry initiatives intended to influence smelters and refiners to have third party audits done and obtain certification as Conflict Free Smelters.

E.                                     Annual Reporting on Supply Chain Diligence.

Cubic is committed to compliance with Rule 13p-1 not only as a legal requirement, but as a responsible business practice.  We strive for transparency in our supply chain and will present our diligence and risk findings annually, as well as provide details about our ongoing efforts on our website at http://www.cubic.com/About-Us/Corporate-Responsibility.

II.                                   Manufacturing and Product Information.

Cubic has not been able to ascertain with certainty the origin of the 3TG minerals necessary to the production of its products.  As nearly all of Cubic’s products lines depend on 3TG minerals, all of these product lines are similarly affected.  Cubic maintains manufacturing facilities in San Diego, California; Tijuana, Mexico; Tullahoma, Tennessee; Orlando, FL; Auckland, New Zealand; and Salfords, Redhill in the United Kingdom (“UK”).

Cubic’s facilities in San Diego, Orlando, and Auckland are dedicated to manufacturing processes for Cubic’s defense-related businesses.  The Tijuana facility supports manufacturing for both the defense and the transportation business.  These four facilities manufacture systems and components for its air, ground, and virtual training systems, data links, and personnel locator systems.  Tijuana also manufactures hardware and cabling to support Cubic’s transportation business’s point-of-sale and farebox devices.

Cubic’s facility in Tullahoma is the primary manufacturing location for Cubic Transportation Systems.  The Tullahoma facility manufactures Cubic’s point-of-sale and farebox devices, driver control units, gates, ticket validators, vending devices, back office encoders, and depot computers.

Cubic’s facility in the UK performs light manufacturing work, such as installing upgrades or repairing equipment.

III.                              Cubic’s Supply Chain/Countries of Origin Identified.

Cubic’s diligence process revealed that many of its responding suppliers provide Cubic with products which are sourced from recycled and scrap, as well as from Conflict-Free Smelters.  Cubic has been presented with over one thousand names of smelters and refiners, necessitating review for duplicate entities using different trade names.  Cubic views this as an ongoing effort and is currently negotiating to implement a software or other automated solution for future diligence efforts.

Cubic’s current process identified the following Conflict-Free Smelters in its supply chain:

Gold

Aida Chemical Industries Co., Ltd., Japan
Allgemeine Gold-und Silberscheideanstalt A.G., Germany
AngloGold Ashanti Córrego do Sítio Minerção, Brazil
Argor-Heraeus SA, Switzerland
Asahi Pretec Corporation, Japan
Atasay Kuyumculuk Sanayi Ve Ticaret A.S., Turkey
Aurubis AG, Germany
Boliden AB, Sweden
C. Hafner GmbH + Co. KG, Germany
CCR Refinery — Glencore Canada Corporation, Canada
Chimet S.p.A., Italy
Dowa, Japan
Eco-System Recycling Co., Ltd., Japan
Heimerle + Meule GmbH, Germany

Heraeus Ltd. Hong Kong, Hong Kong, China
Heraeus Precious Metals GmbH & Co. KG, Germany
Ishifuku Metal Industry Co., Ltd., Japan
Istanbul Gold Refinery, Turkey
Japan Mint, Japan
Johnson Matthey Inc., United States of America
JSC Ekaterinburg No-Ferrous Metal Processing Plant, Russia
JSC Uralelectromed, Russia
JX Nippon Mining & Metals Co., Ltd., Japan
Kazzinc, Kazakhstan
Kennecott Utah Copper LLC, United States of America
Kojima Chemicals Co., Ltd, United States of America
L’azurde Company For Jewelry, Saudi Arabia
LS-NIKKO Copper Inc., Korea
Materion, United States of America
Matsuda Sangyo Co., Ltd., Japan
Metalor Technologies (Hong Kong) Ltd., Hong Kong, China
Metalor Technologies (Singapore) Pte., Ltd., Singapore
Metalor Technologies SA, Switzerland
Metalor USA Refining Corporation, United States of America
METALURGICA MET-MEX PENOLES, S.A. DE C.V., Mexico
Mitsubishi Materials Corporation, Japan
Mitsui Mining and Smelting Co., Ltd., Japan
Nadir Metal Rafineri San. Ve Tic. A.S., Turkey
Nihon Material Co. LTD, Japan
Ohio Precious Metals, LLC, United States of America
Ohura Precious Metal Industry Co., Ltd., Japan
OJSC Krastvetmet, Russia
PAMP SA, Switzerland
Western Australian Mint trading as The Perth Mint, Australia
PT AnekaTambang (Persero) Tbk, Indonesia
PX Precinox SA, Switzerland
Rand Refinery (Pty) Ltd., South Africa
Royal Canadian Mint, Canada
Schone Edelmetaal B.V., Netherlands
SEMPSA Joyería Platería SA, Spain
Shandong Zhaojin Gold & Silver Refinery Co., Ltd., China
Sichuan Tianze Precious Metals Co., Ltd., China
Solar Applied Materials Technology Corp., Taiwan
Sumitomo Metal Mining Co., Ltd., Japan
Tanaka Kikinzoku Kogyo K.K., Japan
The Refinery of Shandong Gold Mining Co., Ltd., China

Tokuriki Honten Co., Ltd., Japan
Umicore Brasil Ltda., Brazil
Umicore Precious Metals Thailand, Thailand
Umicore SA Business Unit Precious Metals Refining, Belgium
United Precious Metal Refining, Inc., United States
Valcambi SA, Switzerland
Yamamoto Precious Metal Co., Ltd., Japan
Zhongyuan gold Smelter of Zhongjin Gold Corporation, China
Zijin Mining Group Co., Ltd. Gold Refinery, China

Other countries of origin which appeared in Cubic’s diligence efforts for gold are American Samoa, Austria, Bolivia, Chile, France, India, Kyrgyzstan, Malaysia, New Zealand, Peru, Philippines, Ukraine, United Kingdom, and Uzbekistan.  Based on the nature of the sourcing, Cubic does not have reason to believe that any of the non-CFS certified refiners identified in its process are sourcing from the DRC, but cannot make this conclusion with certainty.

Tantalum

Conghua Tantalum and Niobium Smeltry, China
Duoluoshan, China
Exotech Inc., United States
F&X Electro-Materials Ltd., China
Global Advanced Metals, United States
Global Advanced Metals Aizu, Japan
Guangdong Zhiyuan New Material Co., Ltd., China
Guizhou Zhenhua Xinyun Technology Ltd., Kaili branch, China
H.C. Starck Co., Ltd., Thailand
H.C. Starck GmbH Goslar and H.C. Starck GmbH Laufenburg, Germany
H.C. Starck Inc., United States
H.C. Starck Ltd., Japan
Hengyang King Xing Lifeng New Materials co., Ltd., China
Hi-Temp, United States of America
JiuJiang JinXin Nonferrous Metals Co., Ltd., China
Jiujiang Tanbre Co., Ltd., China
Jiujiang Zhongao Tantalum & Niobium Co., Ltd., China
KEMET Blue Powder, United States
KEMET Blue Metals, Mexico
King-Tan Tantalum Industry Ltd., China
LSM Brasil, S.A., Brazil
Metallurgical Products India Pvt., Ltd., India
Mineração Taboca S.A., Brazil
Mitsui Mining & Smelting, Japan
Molycorp Silmet A.S., Estonia

Ningxia Orient Tantalum Industry Co., Ltd., China
Plansee SE, Austria
QuantumClean, United States
Solikamsk Metal Works OAO, Russia
Taki Chemical, Japan
Tantalite Resources, South Africa
Telex Metals, United States of America
Ulba Metallurgical Plant JSC, Kazakhstan
Yichun Jin Yang Rare Metal Co., Ltd, China
Zhuzhou Cement Carbide, China

Other countries of origin which appeared in Cubic’s diligence efforts for tantalum are Ethiopia, Indonesia and Korea. Based on the nature of the sourcing, Cubic does not have reason to believe that any of the non-CFS certified smelters identified in its process are sourcing from the DRC, but cannot make this conclusion with certainty.

Tin

Alpha, United States
CV United Smelting, Indonesia
Dowa, Japan
EM Vinto, Bolivia
Gejiu Non-Ferrous Metal Processing Co. Ltd., China
Magnu’s Minerais Metais e Ligas Ltda., Brazil
Malaysia Smelting Corporation (MSC), Malaysia
Melt Metais e Ligas S/A, Brazil
Metallo-Chimique N.V., Belgium
Mineração Taboca S.A., Brazil
Minsur, Peru
Mitsubishi Materials Corporation, Japan
O.M. Manufacturing Philippines, Inc. Philippines
Operaciones Metalurgical S.A., Bolivia
PT Artha Cipta Langgeng, Indonesia
PT ATD Makmur Mandiri Jaya, Indonesia
PT Babel Inti Perkasa, Indonesia
PT Bangka Putra Karya, Indonesia
PT Bangka Tin Industry, Indonesia
PT Belitung Industri Sejahtera, Indonesia
PT Bukit Timah, Indonesia
PT DS Jaya Abadi, Indonesia
PT Eunindo Usaha Mandiri, Indonesia
PT Inti Stania Prima, Indonesia
PT Mitra Stania Prima, Indonesia

PT Panka Mega Persada, Indonesia
PT Prima Timah Utama, Indonesia
PT Refined Bangka Tin, Indonesia
PT Timah (Persero), Indonesia
PT Tinindo Inter Nusa, Indonesia
Soft Metais Ltda., Brazil
Thaisarco, Thailand
White Solder Metalurgia e Mineração Ltda., Brazil
Yunnan Tin Group (Holding) Company Limited, China

Other countries of origin which appeared in Cubic’s diligence efforts for tin are Argentina, Australia, Belize, Canada, Czech Republic, France, Germany, Hong Kong, India, Korea, Mexico, Peru, Poland, Russia, Singapore, Taiwan, United Kingdom and Vietnam.  Based on the nature of the sourcing, Cubic does not have reason to believe that any of the non-CFS certified smelters identified in its process are sourcing from the DRC, but cannot make this conclusion with certainty.

Tungsten

Chenzhou Diamond Tungsten Products Co., Ltd., China
Fujian Jinxin Tungsten Co., Ltd., China
Ganzhou Hauxing Tungsten Products Co., Ltd., China
Ganzhou Jiangwu Ferrotungsten Co., Ltd., China
Ganzhou Seadragon W & Mo Co., Ltd., China
Global Tungsten & Powders Corp., United States
Hunan Chunchang Nonferrous Metals Co., Ltd., China
Japan New Metals Co., Ltd., Japan
Jiangzi Gan Bei Tungsten Co., Ltd., China
Malipo Haiyu Tungsten Co., Ltd., China
Vietnam Youngsun Tungsten Industry Co., Ltd., Vietnam
Wolfram Bergbau und Hutten AG, Austria
Xiamen Tungsten Co., Ltd., China

Tungsten Smelters Progressing Toward CFSP Validation

A.L.M.T. Corp., Japan
Chongyi Zhangyuan Tungsten Co., Ltd., China
Dayu Jincheng Tungsten Industry Co., Ltd., China
Dayu weilang Tungsten Co., Ltd., China
Guangdong Xianglu Tungsten Co., Ltd., China
H.C. Starck Group, Germany
Hunan Chenzhou Mining Group Co., Ltd., China
Jiangzi Yaosheng Tungsten Co., Ltd., China
Kennametal Inc., United States
Tejing (Vietnam) Tungsten Co., Ltd., Vietnam
Wolfram Company CJSC, Russia

Tungsten CFSP Active Smelters

Chongyi Zhangyuan Tungsten Co., Ltd., China
Ganzhou Non-ferrous Metals Smelting Co., Ltd., China
Guangdong Xianglu Tungsten Co., Ltd., China
H.C. Starck GmbH, Germany
H.C. Starck GmbH & Co.KG, Germany
Hunan Chenzhou Mining Group Co., Ltd., China
Jiangxi Yaosheng Tungsten Co., Ltd., China
Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC, Vietnam
Xinhai Rendan Shaoguan Tungsten Co., Ltd., China

Other countries of origin which appeared in Cubic’s diligence efforts for tungsten are Belgium, Brazil, Canada, Indonesia, Israel, Korea, Singapore, Spain, Sweden and Taiwan.  Based on the nature of the sourcing, Cubic does not have reason to believe that any of the non-CFS certified smelters identified in its process are sourcing from the DRC, but cannot make this conclusion with certainty.